Mail Stop 4561

August 28, 2008

By U.S. Mail and Facsimile (202) 663-6363

Renaud Laplanche
Chief Executive Officer
LendingClub Corporation
440 North Wolfe Road
Sunnyvale, CA 94085

Re: LendingClub Corporation
       Amendment No. 1 to Registration Statement on Form S-1
       Filed August 1, 2008
       File No. 333-151827

Dear Mr. Laplanche:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The staff continues to consider your responses to prior comment 7. Additional comments may be forthcoming.

2.   It appears that in the period after you took down your original offering program for the sale of notes in April 2008, you continued to provide information about the notes on your website. In particular, you provided information on the borrowers, including assigned interest rates and credit grades, comparisons of the rates of returns available under the

Lending Club program and other investment options as well as other information on the general structure of the note program. Please advise the staff why you believe this information was a permissible communication consistent with Sections 5(b)(1) and 5(c) of the Securities Act of 1933.

3.   In your response to prior comment 3 you acknowledge that the loan postings and borrower member information available on your website, as described on pages 44-45 of the prospectus will be statements made in connection with the purchase and sale of securities and therefore subject to Rule 10b-5 of the Securities Exchange Act of 1934. Please indicate this in the prospectus and also discuss that an investor's recourse in the event this information is false will be extremely limited.

4.   Please advise the staff how Lending Club intends to address its potential liability for unregistered sales of notes using the former loan platform.

Summary, page 1

5.   Revise your disclosure, both in this section and throughout the prospectus, to clarify that not only are these notes unsecured obligations, but they are made without documentation of the borrower's ability to afford the loan.

Extension election, page 3

6.   Please include in this section and again in a separate section of the prospectus, the procedure for electing for an extension. Indicate why extensions are not automatic given the presumption that anyone who stands to collect more money would choose to extend their maturity date. Please include how much notice will be given to lender members to make this election.

Questions and Answers about the Offering

What effect do the 1.00% service charge and our retaining unsuccessful payment fees have on the expected return of the Notes, page 9

7.   Revise this sub-section, or another section of the prospectus, to provide examples of the effect of your fees upon the lender's return. For example, please discuss the impact of the fees upon a loan that is paid back prior to the first payment, and the effect on the overall return to the lender on a loan that is paid through maturity.

Risk Factors

Information supplied by borrower members may be inaccurate or intentionally false, page 13

8.   Revise this risk factor to include the disclosure from the penultimate paragraph on page 39 relating to the results of the income and employment verification.

Federal law entitles borrower members who enter active military service…,page 16

9.   Please disclose if the note holders will be paid beyond the final maturity date if recovery is delayed in this situation.

The Lending Club platform allows a borrower member to prepay…, page 16

10.   Revise this risk factor to clarify that the prepaid amount would be subject to your 1.00% fee.

If we were to become subject to a bankruptcy or similar proceeding…, page 21

11.   Revise this risk factor to clarify, if true, that the lender members do not have any direct security interest in the loan proceeds on the borrower member loans and that they would likely be considered unsecured creditors of Lending Club in the event of a bankruptcy.

Risk Factors, Risks Related to Compliance and Regulation, page 24

If we are unable to successfully address the material weaknesses…, page 26

12.   We refer to your response to comment 25 and revised disclosure on page 28 that states, as of the date of the prospectus, management believes it has remedied each of the material weaknesses in internal control over financial reporting stated in the independent accountants letter dated June 6, 2008. Please provide us with the following information:

  • Explain to us the basis for management's belief that the corrective actions taken to date, consisting of the hiring of an accounting manager in July 2008 and the purchase of accounting research tools, effectively remediate all the material weaknesses described by the independent auditors in their report. Refer in your response to the statement on page 26 of the original Form S-1 that the Company considered it may not have sufficient time to implement all of their remediation efforts during fiscal 2009.

- Tell us if your independent auditors continue to consider there remain material internal control weaknesses that have not been remediated as of the date of the prospectus or if they agree with management's belief that they were effectively remediated.

Trading System, page 50

13.   We note your intention to establish a secondary market for the notes; please address the following:

- How do you intend to limit the transferability of notes to this trading platform, as contemplated by the first sentence and what recourse would you have against note holders that transferred notes outside of the platform;

- Please disclose any fees associated with trading lender notes on the platform, including fees in connection with the Broker Dealer, fees in connection with updating borrower information, etc.

- Please advise the staff how you intend to update the information on each note series so that investors who purchase through the trading program are able to make informed investment decisions. Also, please tell us how you plan include this information in your Exchange Act reports.

Financial Statements for the Year ended March 31, 2008

Note 13, Commitments and Contingencies, page F-21

14.   We refer to your revised disclosure provided in response to prior comment 48 which states that the Company has not recorded an accrued loss contingency because it believed the occurrence of the contingency was not probable.   Please revise the assessment in this footnote regarding the probability of a loss to address how it falls under one of the three loss probability classifications in paragraph 3 of SFAS 5.

15.   Explain to us your basis for not recording a SFAS 5 accrual for the potential rescission of the promissory notes offered under the Company's prior operating structure. Consider in your response that the decision to restructure your operations to resolve this uncertainty, as stated in Note 15, Subsequent Events, appears to indicate that the possibility of the occurrence of a rescission offering is more than the "not probable" assessment.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

                                        Sincerely,

                                        Christian Windsor
                                        Special Counsel

cc: Meredith B. Cross, Esq.
        Erika L. Robinson, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        1875 Pennsylvania Avenue, NW
        Washington, DC 20006